BY-LAWS

OF

HERCULES INCORPORATED

Under the General Corporation Law

of the State of Delaware

As Revised and Amended
Effective as of
July 15, 2003

TABLE OF CONTENTS

BY-LAWS
OF
HERCULES INCORPORATED

Under the General Corporation Law
of the State of Delaware

ARTICLE I.
Stockholders

Section 1. Annual Meeting. An annual meeting of the stockholders shall be held on such day and at such time as the Board of Directors may designate, for the purpose of electing directors whose terms then expire and for the transaction of such other proper business as may be brought before the meeting. If, however, such day shall be a legal holiday in the State of Delaware, then the meeting shall be held at the same time on the next succeeding business day that is not a legal holiday. Any previously scheduled annual meeting of stockholders may be postponed by resolution of the Board of Directors, upon public notice given prior to the date scheduled for such meeting.

Section 2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors. The call shall specify the purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

Section 3. Place of Meetings. Meetings of the stockholders, whether annual or special, shall be held either at the principal executive office of the Corporation or at such other place within or without the State of Delaware as may be designated from time to time by the Board of Directors and stated in the notice of any such meeting.

Section 4. Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given by or at the direction of the Chairman of the Board to each stockholder of record entitled to vote at the meeting. The notice shall state the place, date and time of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, a copy of such notice shall be served personally or by mail, by or at the direction of the Chairman of the Board, not less than ten (10) nor more than fifty (50) days before the date of the meeting. If mailed, such notice shall be directed to each such stockholder at his address as it appears on the stock book of the Corporation unless he shall have filed with the Corporate Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in the request.

The Corporate Secretary shall cause notice of each meeting of the stockholders to be published once in each of the two (2) calendar weeks next preceding the date of the meeting, in at least one newspaper published in the City of New York. In case of a special meeting, the notice shall indicate briefly the purpose of such meeting.

Except to the extent otherwise provided by law, failure to publish notice of an annual or special meeting, or any irregularity in the notice of an annual or special meeting or in the publication thereof, shall not affect the validity of such meeting or of any proceedings thereat.

Section 5.   Quorum. At all meetings of the stockholders, the presence in person or by proxy of the holders of record of a majority of the shares of the Corporation's stock issued and outstanding and entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business, unless a higher or different vote shall be required by these By-Laws, or by law or the Corporation's Certificate of Incorporation, in which case such requirement shall govern.

Section 6.   Voting; Required Vote. At any meeting of the stockholders, each stockholder entitled to vote thereat shall be entitled to one vote for each share of stock standing in his name on the books of the Corporation that has voting power upon the matter in question. The stockholders entitled to vote at the meeting shall be determined in accordance with the provisions of SECTION 7 of this ARTICLE I. Every person entitled to vote may do so either in person or by a proxy executed in writing by the stockholder or by his duly authorized agent and filed with the Corporate Secretary before or at the time of the meeting. Except as otherwise provided by these By-Laws, or by law or the Corporation's Certificate of Incorporation, voting on any matter brought before any stockholder meeting may be by voice unless the presiding officer shall order, or a majority of stockholders present in person or by proxy shall demand, that voting be by ballot.

At any meeting of stockholders, if a quorum is present, the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote on the subject matter shall decide all matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern.

Section 7.   Record Date. In order that the Corporation may determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. In such event, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to receive such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 8.   List of Stockholders Entitled to Vote. At least ten (10) days in advance of every meeting of the stockholders, the agent having charge of the stock ledger of the Corporation shall make from the stock transfer books a complete list of all stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of voting shares held by each. The list, for at least ten (10) days prior to the meeting, shall be open to the examination of any stockholder of record for any purpose germane to the meeting during ordinary business hours, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or if not so specified, at the place where the meeting is to be held. The list also shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 9.   Inspectors of Elections. Before each meeting of stockholders or any adjournment thereof, the Board of Directors may appoint one or more inspectors of election for the meeting, or, in default thereof, the presiding officer at the meeting may appoint a like number of inspectors. If any of the inspectors previously appointed shall fail to attend, or refuse or be unable to serve, substitutes may be appointed by the presiding officer. If appointed, the inspectors shall determine the number of shares outstanding, the voting power of each of such shares, the number of shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies for such shares; they shall receive votes, ballots or consents, and shall hear and determine all challenges and questions in any way arising in connection with the right to vote at such meeting; and they shall count and tabulate all votes or consents, determine the results and perform such further services as may be proper to ensure fairness to all shareholders. The decision, act or certificate of a majority of the inspectors is effective in all respects as the decision, act or certificate of all. Each inspector shall be sworn to the faithful performance of his duties.

       Section 10.   Stock Ledger. The original or duplicate stock ledger of the Corporation, containing the names and addresses of the stockholders, in alphabetical order, and the number of shares held by each of them shall at all times during usual hours for business be open to examination by any stockholder at the principal office of the Corporation, subject to such terms and conditions as prescribed by law.

       Section 11.   Stockholder Action. Except as otherwise provided in the Corporation's Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such holders.

ARTICLE II.
Board of Directors

       Section 1.   Number. The number of directors, consisting of not less than seven (7) or more than eighteen (18) persons, shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office, except as otherwise fixed by or pursuant to the provisions of Article Fourth of the Corporation's Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation. Directors shall be divided into three classes in accordance with the provisions of Article Sixth of the Corporation's Certificate of Incorporation.

       Section 2.   Election and Terms. At each annual meeting, there shall be elected the number of directors necessary to fill the class of those whose term then expires.* Each director shall serve for a three-year term and until his successor is elected and qualified or until his earlier death, resignation or removal.

       Section 3.   Removal. Subject to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed at any time from office only with cause and only by the affirmative vote of the holders of record of 80% of the combined voting power of the then-issued and outstanding shares of the stock entitled to vote generally in the election of directors, voting together as a single class.

       Section 4.   Vacancies. Any vacancy occurring on the Board of Directors, whether caused by death, resignation, removal, an increase in the number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Any director elected to fill a vacancy in the Board occurring as a result of an increase in the number of directors constituting the Board shall be elected to serve only until the next annual meeting of stockholders. In any other event, any director elected to fill a vacancy in the Board shall be elected to serve the remainder of the full term of the director whom he replaces.

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* As of July 15, 2003, the Board of Directors amended this sentence by deleting the words "by ballot, by the majority vote of the stock then issued and outstanding and entitled to vote thereat," which appeared immediately after the word "elected," and took action to effect this amendment with respect to future elections of directors, until ratification of such amendment by the shareholders in accordance with the provisions of Article SIXTH, Section 1(5) of the Corporation's Restated Certificate of Incorporation.

Section 5.   Annual and Other Regular Meetings. An annual meeting of the Board of Directors shall be held, for the purpose or organization, election of officers and transaction of such other proper business as may be brought before the meeting, as soon as practicable after each annual meeting of stockholders on the same day and at the place specified for the annual meeting of stockholders, or at such other time or place as shall be fixed by the Board. Other regular meetings of the Board may be held at such time and place within or without the State of Delaware as may be determined from time to time by resolution of the Board. No notice shall be required for the annual meeting of the Board other than this By-Law, and no notice for the holding of additional regular meetings of the Board shall be required other than the resolution providing for such meetings. Except as otherwise provided by law, any business may be transacted at any annual or other regular meeting.

Section 6.   Special Meetings. Special meetings of the Board of Directors, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President, and shall be held at the written request of at least two directors then in office. The meetings shall be held at such time and place within or without the State of Delaware as may be stated in such call or request, provided that the time shall permit the giving of notice, as provided in the next succeeding paragraph.

Notice of the time and place of special meetings shall be given by the Corporate Secretary to each director (a) personally or by telex or other electronic transmission, in each case at least twenty-four (24) hours immediately preceding the day for the meeting, or (b) by mail at least forty-eight (48) hours immediately preceding the day for the meeting. Any notice or waiver of notice shall state the time and place of the meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting.

Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 7.   Quorum; Vote Required. At all meetings of the Board of Directors, a majority of the directors, for the time being in office, shall be necessary to constitute a quorum for the transaction of business, except as expressly provided otherwise by these By-Laws, or by law or the Corporation's Certificate of Incorporation.

The affirmative vote of a majority of the directors present at any meeting duly constituted shall decide matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern.

Section 8.   General Powers. The Board of Directors shall have the management and control of the property, affairs and business of the Corporation, and, subject to restrictions imposed by these By-Laws or by law or the Corporation's Certificate of Incorporation, may exercise all the powers of the Corporation. The Board of Directors, in addition to the powers and authority expressly conferred upon it by these By-Laws, may exercise all such powers as may be exercised by the Corporation and do all such lawful acts and things as are not, by these By-Laws or by law or the Corporation's Certificate of Incorporation, directed or required to be exercised or done by the stockholders.

Section 9.   Participation in Meeting by Conference Telephone. Any one or more members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear one another at the same time. Participation in a meeting pursuant to this SECTION 9 shall constitute presence in person at such meeting for quorum or any other purpose.

Section 10.   Written Consent in Lieu of Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto shall be signed by each member of the Board or of such committee, as the case may be. Such written consent or consents shall be filed with the minutes of proceedings of the Board or committee.

Section 11.   Independent Directors.

(a)   A majority of the individuals for whom the Board of Directors solicits proxies for election to the Board of Directors at the Corporation's annual meeting of stockholders shall consist of individuals who, upon election, would be Independent Directors.

(b)   In the event the Board of Directors elects a director(s) between annual meetings of stockholders, the majority of all directors holding office immediately thereafter shall be Independent Directors.

(c)   For purposes of this Section 11, the term "Independent Director" shall mean a director who: (i) is not and has not been employed by the Corporation as an executive officer of the Corporation within the five years immediately prior to the meeting at which his or her nomination to the Board of Directors is voted upon; (ii) is not (and is not affiliated with a company or a firm that is) a significant advisor or consultant to the Corporation or any of its subsidiaries; (iii) is not affiliated with a significant customer or supplier of the Corporation or any of its subsidiaries; (iv) does not have significant personal services contract(s) with the Corporation or any of its subsidiaries; (v) is not affiliated with a tax-exempt entity that receives significant contributions from the Corporation or any of its subsidiaries; and (vi) is not a spouse, parent, sibling or child of any person described by (i) through (v).

(d)   The Board of Directors shall have the exclusive right and power to interpret and apply the provisions of this Section 11, including, without limitation, the adoption of written definitions of terms used in and guidelines for the application of this Section 11 (any such definitions and guidelines shall be filed with the Secretary of the Corporation, and such definitions and guidelines as may prevail shall be made available to any stockholder upon written request), and any such definitions or guidelines and any other interpretation or application of the provisions of this Section 11 made in good faith shall be binding and conclusive upon all holders of equity securities of the Corporation, provided that, in the case of any interpretation or application of this Section 11 by the Board of Directors to a specific person which results in such person being classified as an Independent Director, the Board of Directors shall have determined that such person is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with such person's exercise of independent judgment as a board member.

ARTICLE III.
Committees of the Board

Section 1.   Creation of and Powers--General. The Board of Directors, by resolution adopted by a majority of the directors then in office, may designate from time to time one or more committees, each consisting of three or more directors to serve at the pleasure of the Board. Any such committee shall have and may exercise such authority and powers of the Board in the management of the business and affairs as the Board shall by resolution have granted to it, subject to any limitation imposed by law or by the

Corporation's Certificate of Incorporation. All action by such committee shall be reported to the Board at its next meeting succeeding such action, and shall be subject to revision or alteration by the Board, provided that no act or rights of third parties shall be affected by any such revision or alteration. Each committee may adopt, amend and repeal its own rules for the conduct of its business which shall not be inconsistent with these By-Laws, but in every case, the presence of a majority shall be necessary to constitute a quorum and the affirmative vote of a majority of all the members of a committee shall be necessary to its taking any action or adopting any resolution.

ARTICLE IV.
Officers

Section 1. **Number, Election and Terms.** The officers of the Corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents (who are designated as officers by the Board), a Treasurer, a Controller, a Corporate Secretary and if the Board of Directors shall so determine, one or more Assistant Secretaries and Assistant Treasurers, all of whom shall be elected annually by the Board of Directors at its annual meeting. The Board also may elect such other officers with such titles and duties as it shall deem desirable or appropriate. Each such officer shall serve at the pleasure of the Board until the first meeting of the Board after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. **Removal and Vacancies.** The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by reason of death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting. In its discretion, the Board may leave unfilled for any such period as it may fix by resolution any offices except those of President, Treasurer and Corporate Secretary.

Section 3. **Powers and Duties.** The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in a resolution by the Board of Directors which is not inconsistent with these By-laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE V.
Capital Stock

Section 1. **Stock Certificates.** The shares of the capital stock of the Corporation shall be represented by certificates in such form as may be approved from time to time by the Board of Directors. The Chairman of the Board shall issue, or cause to be issued, to each stockholder a certificate or certificates signed by himself or the President, and countersigned by the Treasurer or an Assistant Treasurer, with the seal of the Corporation affixed thereto, certifying the number of shares of stock owned by him in the Corporation; provided, however, that when any such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and by a registrar, the signature of any such Chairman of the Board, President, Treasurer or Assistant Treasurer, and the seal of the Corporation, may be facsimile, printed or engraved. No certificate shall be valid unless it is signed by the Chairman of the Board or the President and countersigned by the Treasurer or the Assistant Treasurer, except as provided above.

Section 2.   Transfer of Shares. Shares of stock of the Corporation shall be transferable only on its books by the holder or holders of record thereof, in person or by proxy, or by his or their duly authorized attorney or legal representative, upon surrender to the Corporation of the old certificate or certificates for such shares properly endorsed by the registered holder or by his duly authorized attorney in fact, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation or its agents may reasonably require, and accompanied by all necessary Federal and state stock transfer stamps. Surrendered certificates shall be canceled at the time of such transfer and new certificates shall be issued in exchange therefor. Each transfer shall be recorded, and the original record, or a duplicate thereof, shall be kept at the principal office of the Corporation in the State of Delaware. The Board of Directors may make such additional rules and regulations concerning the issuance, transfer and registration of share certificates. The Board also may make rules and regulations concerning replacement certificates for lost, stolen or destroyed certificates, including, without limitations, requirements as to proof of claim, timeliness of requests for new certificates and bond requirements.

Section 3.   Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers, and may require all stock certificates to bear the signature or signatures of any of them. Stock transfer agents and registrars shall perform such duties as may be delegated from time to time by the Board.

Section 4.   Working Capital. Before making any distribution of profits, there may be set aside out of the net profits of the Corporation such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems expedient, for working capital, or for the expansion of the business, or for contingencies, or for equalizing dividends, or for any other purpose, and all profits of any year not distributed as dividends shall be deemed to have been thus set apart by the Board.

ARTICLE VI.
General Provisions

Section 1.   Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of these By-Laws or under the provisions of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation, a written waiver thereof signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

Section 2.   Corporate Seal. The Corporation shall have a seal upon which shall be inscribed its name, the year of its creation and the word "Delaware." A duplicate of the seal may be kept and used by the Treasurer, or by any Assistant Secretary or Assistant Treasurer, when specially authorized by the Board of Directors.

Section 3.   Adjournments. Whenever at any meeting provided for in these By-Laws less than a quorum shall be present or represented, such meeting may thereupon be adjourned from time to time by a majority vote of those present or represented to reconvene at the same place or some other place, and notice need not be given of any such adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken. At any adjourned meeting, any business may be transacted that could have been transacted at the meeting originally called had a quorum been present.

When any meeting of the stockholders, either annual or special, is adjourned for thirty (30) days or more, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 4. **Emergency By-Laws.** The provisions in this SECTION 4 shall be operative during any emergency in the conduct of the business of the Corporation resulting from a catastrophe, disaster, calamity or other similar event, notwithstanding any different provision in the preceding ARTICLES of these By-Laws or in the Corporation's Certificate of Incorporation. To the extent not inconsistent with the provisions of this SECTION 4, the provisions in the preceding ARTICLES of these By-Laws shall remain in effect during such emergency, and upon its termination the provisions in this SECTION 4 shall cease to be operative.

During any such emergency:

(a) An emergency meeting or meetings of the Board of Directors or of the surviving members thereof shall be called by the Chairman of the Board, if available, or, if he is not available, by any other director or directors of the Corporation; any such meeting shall be held at such time and place and upon such notice, if any, as the person or persons calling the meeting shall deem proper under the circumstances. The Board may take any action at any such meeting that it deems necessary and appropriate to meet the emergency.

(b) Vacancies on the Board of Directors shall be filled as soon as practicable in the manner specified in SECTION 3 of ARTICLE II of the By-Laws. In filling vacancies, consideration shall be given to senior officers of the Corporation.

(c) The presence of three (3) directors shall be sufficient for the transaction of business at emergency meetings of the Board of Directors, except that if there are less than three (3) surviving directors, the surviving director or directors, although less than a quorum, may fill vacancies on the Board.

(d) The By-Laws may be amended by the Board of Directors without notice of the proposed amendment being given in the notice of the meeting.

(e) Without limiting the generality of the foregoing, the Board of Directors is authorized to make all necessary determinations of fact regarding the extent and severity of the emergency and the availability of members of the Board; to designate and replace officers, agents and employees of the Corporation and otherwise provide for continuity of management; and to elect a chairman, adopt rules of procedures and fill vacancies.

(f) The emergency powers provided in this ARTICLE shall be in addition to any powers provided by law.

No officer, director or employee acting in accordance with the provisions of this SECTION 4 shall be liable except for willful misconduct.

ARTICLE VII.
Amendments

Section 1.   **Board of Directors and Stockholders.** The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal from time to time the By-Laws of the Corporation; provided, however, that any By-Law made by the Board may be altered, amended or repealed by the holders of capital stock of the Corporation entitled to vote thereon at any annual meeting or at any special meeting called for that purpose, provided that notice of such proposed alteration, amendment or repeal is included in the notice of such annual or special meeting.